

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2018

Scott Krohn
Senior Vice President and Treasurer
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036

> **Re: Verizon Communications Inc.**
> **Registration Statement on Form S-4**
> **Filed March 29, 2018**
> **File No. 333-224012**

Dear Mr. Krohn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.

Division of Corporation Finance
Office of Telecommunications